==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Dated: July 31, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   July 31, 2007                      By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

  Teck Cominco Limited / 200 Burrard Street / Vancourver, BC / Canada V6C 3L9
                        Tel 604.687.1117 / 604.687.6100
-------------------------------------------------------------------------------

          N E W S                       |          [GRAPHIC OMITTED]
                                        |
       R E L E A S E                    |        [LOGO - TECKCOMINCO]
                                        |-------------------------------------
                                        |
                                          FOR IMMEDIATE RELEASE - JULY 30, 2007
                                                                      07-23-TC

2Q RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007

-------------------------------------------------------------------------------

              TECK COMINCO REPORTS SECOND QUARTER RESULTS FOR 2007

Don Lindsay, President and CEO said, "Our core operations continued to perform well in the second quarter and prices for our major products remain high by historical standards. Our net earnings of $485 million were in line with our expectations, but were below second quarter earnings in 2006 because of lower coal prices and lower copper sales volumes. At Highland Valley Copper, less ore was processed as a result of the push-back to extend the mine life and at our Antamina mine, sales volumes were reduced due to the timing of shipments at quarter end and the mix of ore types being mined and processed during the quarter."

"We've also made substantial progress in our business development activities during the quarter. We've made a $4.1 billion friendly offer to acquire all outstanding shares of Aur Resources for a combination of cash and shares of Teck Cominco. We agreed with NovaGold Resources to form a 50/50 partnership to build the Galore Creek copper-gold mine in northwestern British Columbia and we announced a work program to advance the development of the Petaquilla copper project in Panama" said Mr. Lindsay. "We also acquired a 50% interest in Lease 14 from UTS Energy Corporation and announced the design basis memorandum and preliminary cost estimate for the Fort Hills oil sands project."


FINANCIAL HIGHLIGHTS AND SIGNIFICANT ITEMS

o Unaudited net earnings were $485 million or $1.14 per share in the second quarter compared with $613 million or $1.48 per share in the second quarter of 2006. After adjusting for final pricing adjustments and unusual and non-recurring items, our net earnings were $434 million or $1.02 per share compared with $500 million and $1.20 per share in the second quarter of 2006. The reduction was due mainly to lower coal prices, and lower sales volumes at our Highland Valley and Antamina copper mines.

o Cash flow from operations before changes to non cash working capital items was $579 million in the second quarter compared with $669 million in the second quarter of 2006.

o Our Pogo gold mine and Lennard Shelf zinc mine both reached commercial production in the second quarter.

o The first concentrate shipment left the Red Dog mine on July 5, 2007, 19 days earlier than in 2006. Total shipments for the 2007 shipping season are expected to be approximately 1.0 million tonnes of zinc concentrate and 260,000 tonnes of lead concentrate.

o We have recently taken a number of important steps to strengthen our copper portfolio:

-------------------------------------------------------------------------------
           ALL DOLLAR AMOUNTS EXPRESSED IN THIS NEWS RELEASE ARE IN
                   CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

Reference:  Greg Waller, Investor Relations
            Additional corporate information is available on the Internet at http://www.teckcominco.com
-------------------------------------------------------------------------------

     - In July, we made a $4.1 billion friendly offer to acquire all the outstanding shares of Aur Resources Inc. If completed, the acquisition will add over 200 million pounds to our annual copper production and will be immediately accretive to our earnings and cash flow after adjusting for non-recurring items relating to the acquisition.

     - we agreed to form a 50/50 partnership with NovaGold Resources Inc. which will develop the Galore Creek copper-gold mine located in northwestern British Columbia. Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually during the first five years of operations.

     - with Inmet Mining Corporation, Petaquilla Minerals Ltd. and Petaquilla Copper Ltd., we announced a comprehensive work program to advance the Petaquilla copper project in Panama. We can earn a 26% interest in the project by funding 52% of the development costs of the project through to production.

o Significant developments with our oil sands assets in the second quarter included:

     - along with Petro-Canada and UTS Energy Corporation, we announced the adoption of a formal design basis memorandum and preliminary cost estimate for the Fort Hills oil sands project. The Fort Hills project is expected to be developed in two separate phases. The first phase is projected to produce 140,000 barrels per day (b/d) of synthetic crude oil beginning in the second quarter of 2012 with preliminary capital costs of $14.1 billion, excluding Front End Engineering and Design
          (FEED) engineering and third-party capital. Preliminary capital costs for the second phase are projected at $12.1 billion and production is expected to increase to 280,000 b/d by 2014.

     - we acquired a 50% interest in Lease 14 from UTS Energy Corporation for a price based on a value of $1.00 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of approximately 400 million barrels.

o Pursuant to our normal course issuer bid, we acquired 9.1 million Class B subordinate voting shares during the second quarter at a cost of $416 million. We have now acquired a total of 13.1 million shares at a cost of $577 million under this program.




2    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT JULY 30, 2007, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO THE COMPANY OR US, WE OR OUR REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE ON PAGE [21].


EARNINGS

Net earnings were $485 million or $1.14 per share in the second quarter compared with $613 million or $1.48 per share in the second quarter of 2006. Earnings were lower in 2007 due to a number of items, some of which are unusual or non-recurring. The reconciliation of earnings to adjusted net earnings presented below removes the effects of final pricing adjustments and these unusual or non recurring items.

ADJUSTED NET EARNINGS (1)

A reconciliation of our net earnings to adjusted net earnings is provided below

                                                                 Three months ended June 30         Six months ended June 30
                                                                 --------------------------        ----------------------------
(IN MILLIONS OF DOLLARS)                                            2007             2006            2007                2006
Net earnings from continuing operations, as reported               $ 480            $ 600           $ 870             $ 1,048
Add (deduct) the after-tax effect of:
    Negative (positive) final pricing adjustments                   (40)             (70)              53                (44)
    Gain on sale of investments                                      (6)              (4)             (10)               (62)
    Tax rate adjustment                                                -             (26)               -                (26)
                                                                   -----            -----           -----               -----
                                                                    (46)            (100)              43               (132)
                                                                   -----            -----           -----               -----
Adjusted net earnings                                              $ 434            $ 500           $ 913               $ 916
                                                                   -----            -----           -----               -----

1) This management's discussion and analysis refers to adjusted net earnings, which is not a measure recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and does not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in disclosing adjusted earnings. This measure may differ from those made by and may not be comparable to such measures as reported by other issuers. We disclose this measure, which has been derived from our financial statements and applied on a consistent basis, because we believe it is of assistance in understanding the results of our operations and financial position and is meant to provide further information about our financial results to shareholders.

Adjusted net earnings of $434 million for the quarter were lower than the $500 million earned in the previous year. This is primarily the result of lower coal prices and lower sales volumes at Highland Valley Copper and Antamina. Highland Valley Copper throughput has been reduced during the current push-back phase, which is being undertaken to extend the mine life. The lower copper sales volumes at Antamina were due to the timing of shipments at quarter end and lower ore grades during the quarter. The lower grades relate to the mix of ores mined and grades are expected to improve in the second half of the year.


3    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

Net earnings in the second quarter are typically weaker than other quarters due to seasonally lower sales from our Red Dog mine in Alaska. Sales volumes of zinc concentrates from Red Dog in the second quarter represented approximately 12% of its expected annual sales and there were no lead sales from the mine in the quarter, as market inventories had been depleted in the previous quarter.

Net earnings for the first half of the year were $845 million compared with $1.1 billion in the first half of 2006. Year-to-date net earnings were higher in 2006 due partly to positive final pricing adjustments of $44 million in 2006 compared with negative final pricing adjustments of $53 million in 2007 on an after-tax basis. In 2006 we also benefited from significantly higher coal revenues, after-tax gains of $62 million from the sale of investments and positive tax adjustments of $26 million.

LME zinc and copper prices in the second quarter averaged US$1.66 per pound and US$3.47 per pound respectively, increasing slightly from US$1.49 and US$3.27 per pound respectively in the second quarter of 2006. A lower Canadian dollar exchange rate of 1.10 in the second quarter compared with 1.12 a year ago partially offset these higher metal prices. Coal prices averaged US$101 per tonne in the second quarter down 13% from US$116 per tonne last year.


CASH FLOW FROM OPERATIONS

Cash flow from operations, before changes in non-cash working capital items, was $579 million in the second quarter compared with $669 million in the second quarter of 2006, with the reduction due to lower earnings in the period. There was a substantial increase in working capital in the period due to large final tax and royalty payments on 2006 earnings which were the main reason for the decrease in cash flows from operations when compared to last year.

Cash flow from operations before changes in non-cash working capital items was $1.0 billion for the six months ended June 30, 2007, compared with $1.1 billion in 2006.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 6 and 7. Average commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE
                                                                Second Quarter               Six months ended June 30
                                                         ---------------------------        ---------------------------
                                                         2007      2006     % Change        2007      2006    % Change
ZINC (LME Cash - US$/pound)                              1.66      1.49         +11%        1.61      1.26         +28%
LEAD (LME Cash - US$/pound)                              0.99      0.50         +98%        0.90      0.53         +70%
COPPER (LME Cash - US$/pound)                            3.47      3.27          +6%        3.08      2.76         +12%
MOLYBDENUM (published price* - US$/pound)                  31        23         +35%          28       24          +17%
GOLD (LME PM fix - US$/ounce)                             668       629          +6%         659       591         +12%
COAL (realized - US$/tonne)                               101       116         -13%         103       119         -13%
CDN/US EXCHANGE RATE (Bank of Canada)                    1.10      1.12          -2%        1.13      1.14          -1%

* Published major supplier selling price in Platts Metals Week.

Revenues from operations in the second quarter of 2007 were in line with last year at $1.6 billion. Trail's revenue increased by $80 million from a year ago due mostly to higher zinc and lead prices. This was offset by lower coal revenues of $29 million due mainly to lower coal prices and reduced revenues from base metals operations due primarily to lower copper sales volumes.


4    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

Sales of metals in concentrate are recognized in revenue when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of the final pricing adjustments we recognized on any price changes will be reduced by any price participation deductions as provided in the smelting and refining agreements. In the second quarter of 2007 we had positive final pricing adjustments of $62 million ($40 million after-tax) compared with positive price adjustments of $107 million ($70 million after-tax) in 2006.

At March 31, 2007, outstanding receivables included 155 million pounds of copper provisionally valued at US$3.12 per pound and 192 million pounds of zinc provisionally valued at US$1.49 per pound. During the second quarter of 2007, 132 million pounds of copper included in the March 31, 2007 receivables were settled at an average final price of US$3.46 per pound and 176 million pounds of zinc were settled at an average final price of US$1.67 per pound resulting in positive final pricing adjustments of $62 million ($40 million on an after-tax basis) in the quarter. At June 30, 2007, outstanding receivables included 136 million pounds of copper provisionally valued at US$3.42 per pound and 144 million pounds of zinc provisionally valued at US$1.50 per pound.



5    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

PRODUCTION AND SALES (NOTE 1)

                                                         PRODUCTION                               SALES
                                               --------------------------------      -----------------------------------
                                               SECOND QUARTER     YEAR TO DATE        SECOND QUARTER     YEAR TO DATE
                                               2007      2006     2007     2006       2007      2006     2007     2006
------------------------------------------------------------------------------------------------------------------------
      TRAIL

        REFINED ZINC (thousand tonnes)           74        73      149      147         77        74      143      149

        REFINED LEAD (thousand tonnes)           20        21       42       45         21        21       41       44

        SURPLUS POWER (GW.h)                      -         -        -        -        374       291      622      540

     BASE METALS (Note 2)

        ZINC (thousand tonnes)
          Red Dog                               142       133      287      268         71        58      206      173
          Antamina                               22        10       38       16         24         6       36       14
          Pend Oreille                            7        11       13       20          7        11       13       20
          Lennard Shelf (Note 3)                  5         -        6        -          2         -        2        -
          --------------------------------------------------------------------------------------------------------------
                                                176       154      344      304        104        75      257      207
        LEAD (thousand tonnes)
          Red Dog                                31        28       64       58          -         -        7        5
          Pend Oreille                            1         2        2        3          1         2        2        3
          Lennard Shelf (Note 3)                  2         -        2        -          -         -        -        -
          --------------------------------------------------------------------------------------------------------------
                                                 34        30       68       61          1         2        9        8
        COPPER (thousand tonnes)
          Highland Valley Copper                 35        42       71       78         40        44       74       87
          Antamina                               18        20       35       43         15        27       31       39
          --------------------------------------------------------------------------------------------------------------
                                                 53        62      106      121         55        71      105      126
        MOLYBDENUM (thousand pounds)
          Highland Valley Copper                824     1,017    1,722    2,199        982     1,050    1,912    2,106
          Antamina                              725       791    1,149    1,720        706       922    1,574    1,946
          --------------------------------------------------------------------------------------------------------------
                                              1,549     1,808    2,871    3,919      1,688     1,972    3,486    4,052
     GOLD

        GOLD (thousand ounces)
          Hemlo                                  40        52       79      105         39        49       79      105
          Pogo (Note 3)                          30        15       48       22         23        14       37       17
          Other                                   3         3        6        6          3         3        6        5
          --------------------------------------------------------------------------------------------------------------
                                                 73        70      133      133         65        66      122      127
     COAL

        COAL (thousand tonnes)
          Elk Valley Coal (Note 4)            2,496     2,190   4,542     4,484      2,515     2,305    4,407    4,325

Notes:
(1)  The table presents our share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) Lennard Shelf and Pogo operations began commercial production on April 1, 2007, and results from operations are included in earnings from that date.
(4) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.


6    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

REVENUES, DEPRECIATION AND OPERATING PROFIT

QUARTER ENDED JUNE 30

                                                                            DEPRECIATION                 OPERATING
     ($ IN MILLIONS)                               REVENUES               AND AMORTIZATION                 PROFIT
                                                  -------------           -----------------             -------------
                                                  2007     2006             2007       2006             2007     2006
     -------------------------------------------------------------------------------------------------------------------
     SMELTING AND REFINING
        Trail (including power sales)             $531     $451              $11        $12             $118     $112

     BASE METALS
        Red Dog                                    176      146                9          8              119      102
        Pend Oreille                                21       29                6          4                1       16
        Lennard Shelf (Note 1)                       6        -                1          -                3        -
        Highland Valley Copper                     364      421               11          9              258      326
        Antamina                                   233      252                8          9              175      211
        Inter-segment sales and other              (93)     (97)               -          -               15        4
        ----------------------------------------------------------------------------------------------------------------
                                                   707      751               35         30              571      659
     GOLD
        Hemlo                                       28       37                5          5               (4)       4
        Pogo (Note 1)                               17        -                6          -                -        -
        ----------------------------------------------------------------------------------------------------------------
                                                    45       37               11          5               (4)       4
     COAL
        Elk Valley Coal (Note 2)                   278      307               11         10               79      119
     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                      $1,561   $1,546              $68        $57             $764     $894
     ===================================================================================================================

     SIX MONTHS ENDED JUNE 30
                                                                            DEPRECIATION                OPERATING
     ($ IN MILLIONS)                               REVENUES               AND AMORTIZATION                PROFIT
                                              --------------------      ----------------------     ---------------------
                                                  2007     2006             2007       2006             2007     2006
     -------------------------------------------------------------------------------------------------------------------
     SMELTING AND REFINING
        Trail (including power sales)           $1,017     $814              $23        $23             $238     $183

     BASE METALS
        Red Dog                                    422      362               23         20              265      240
        Pend Oreille                                37       47               11          8                -       22
        Lennard Shelf (Note 1)                       6        -                1          -                3        -
        Highland Valley Copper                     625      720               20         19              436      531
        Antamina                                   395      386               16         15              289      301
        Inter-segment sales and other             (189)    (183)               -          -               16      (13)
        ----------------------------------------------------------------------------------------------------------------
                                                 1,296    1,332               71         62            1,009    1,081
     GOLD
        Hemlo                                       59       74               12         12               (6)       8
        Pogo (Note 1)                               17        -                6          -                -        -
        ----------------------------------------------------------------------------------------------------------------
                                                    76       74               18         12               (6)       8
     COAL
        Elk Valley Coal (Note 2)                   512      599               20         17              143      246
     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                      $2,901   $2,819             $132       $114           $1,384   $1,518
     ===================================================================================================================

     Note:
     1) Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
     2) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.


7    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                        Three months ended June 30         Six months ended June 30
                                                        --------------------------         -------------------------
     100%                                                 2007             2006              2007              2006
     ----
     Zinc production (000's tonnes)                       74.4             72.8             149.1             147.2
     Lead production (000's tonnes)                       20.3             21.1              41.8              44.6
     Zinc sales (000's tonnes)                            76.6             74.0             142.6             148.9
     Lead sales (000's tonnes)                            21.2             21.1              40.9              44.3
     Surplus power sold (GW.h)                             374              291               622               540
     Power price (US$/megawatt hr)                          46               28                47                39
     Cost of sales ($ millions)
         Concentrates                                      291              235               536               421
         Operating costs                                    87               73               175               150
         Distribution costs                                 24               19                45                37
     Operating profit ($ millions)
           Metal operations                                103              107               213               169
           Power                                            15                5                25                14

Trail metal operations operating profit of $103 million in the second quarter was slightly lower than a year ago. Significantly lower base treatment charges in 2007 (compared with 2006) offset our participation in higher zinc and lead prices.

Refined zinc production increased slightly from a year ago, while refined lead production declined by 4% due to higher impurities in feed materials. Sales volumes of refined zinc in the second quarter were slightly higher than a year ago due to the shift of some sales volumes from the first quarter of 2007. The cost of products sold increased primarily as a result of the increased price of purchased lead and zinc concentrates and higher sales volumes. Operating costs also increased due to the timing of non-routine maintenance projects and higher labour costs.

Operating profit from surplus power sales in the second quarter tripled to $15 million compared with a year ago due to significantly higher sales volumes and realized power prices. The additional volumes were a result of additional generating capacity and the timing of sales, as our power arrangements provide significant flexibility in determining the volume of sales in each period.

Our Pend Oreille mine ships all of its zinc and lead concentrates to our Trail metal operations. Pend Oreille's zinc production in the second quarter declined to 7,000 tonnes compared with 11,000 tonnes last year due to a decline in ore grades. Operating profit from the mine in the second quarter was $1 million compared with $16 million last year due to the lower production and higher operating costs.


8    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

RED DOG (100%)

                                                        Three months ended June 30         Six months ended June 30
                                                       ----------------------------     --------------------------------
     100%                                                     2007            2006              2007               2006
     ----
     Tonnes milled (000's)                                     797             780             1,687              1,539
     Zinc grade (%)                                           20.6            20.4              20.1               21.0
     Lead grade (%)                                            6.0             5.9               5.9                6.2
     Zinc recovery (%)                                        86.4            83.8              84.7               83.0
     Lead recovery (%)                                        65.5            61.3              64.8               60.0
     Zinc production (000's tonnes)                          142.0           133.2             286.7              268.6
     Zinc sales (000's tonnes)                                71.1            58.3             206.0              173.2
     Lead production (000's tonnes)                           31.6            28.0              64.1               57.6
     Lead sales (000's tonnes)                                   -               -               6.7                4.6
     Cost of sales (US$ millions)
         Operating costs                                        20              14                58                 39
         Distribution costs                                     11               8                31                 24
         Royalties                                              13              10                28                 26
     Operating profit ($ millions)                             119             102               265                240

Red Dog's operating profit in the second quarter was $119 million which included $17 million of positive final pricing revenue adjustments. This compares with an operating profit of $102 million in the second quarter of 2006 which had included $29 million of positive final pricing revenue adjustments.

Zinc production in the second quarter of 142,000 tonnes was 7% higher than a year ago partly due to additional mill throughput and higher mill recoveries. These were the result of the more amenable ores processed in the period. Lead production increased by 13% to 31,600 tonnes compared with last year also as a result of higher ore grades and improved mill recoveries due to the type of ore processed in the quarter.

The first shipment left the port on July 5, 2007 with planned shipments of approximately 1.0 million tonnes of zinc concentrate and 260,000 tonnes of lead concentrate. This is 19 days earlier than last year when similar volumes were shipped. Zinc sales in the third and fourth quarter are expected to be approximately 160,000 tonnes and 210,000 tonnes of metals in concentrate, respectively. Actual sales are dependent on our shipping schedule, which can be impacted by weather conditions.

Under a royalty agreement with NANA Regional Corporation Inc. (NANA), we pay NANA an annual advance royalty equal to 4.5% of Red Dog mine's net smelter return. After we recover certain capital expenditures, including an interest factor, we must pay NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Net proceeds are calculated based on net cash flow from product sales after deduction of distribution and operating costs less capital expenditures, an interest allowance, a selling and management fee and a charge for estimated reclamation and closure costs. Advance royalties previously paid are recoverable against the 25% royalty on net proceeds of production. In the fourth quarter of 2006, capital expenditures, including an interest factor, were fully recovered. As at June 30, 2007, the unrecovered cumulative amount of advance royalty payments was US$19 million. We estimate that the payment of the 25% royalty to NANA will commence in the third quarter of 2007. The actual timing will depend on metal prices, sales volumes and other items affecting the calculation of net proceeds.



9    TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

LENNARD SHELF (50%)

                                                            Three months ended     Six months ended
                                                                 June 30              June 30(1)
                                                            ------------------     ----------------
     100%                                                           2007                2007
     ----
     Tonnes milled (000's)                                           236                281
     Zinc grade (%)                                                  5.4                5.3
     Lead grade (%)                                                  1.8                1.8
     Zinc recovery (%)                                              88.1               87.1
     Lead recovery (%)                                              72.0               72.9
     Zinc production (000's tonnes)                                 11.2               12.9
     Zinc sales (000's tonnes)                                       4.1                4.1
     Lead production (000's tonnes)                                  3.0                3.7
     Lead sales (000's tonnes)                                       0.5                0.5
     Cost of sales (AUS$ million - 50%)
        Operating costs                                               11                 19
        Distribution costs                                             1                  1
     Company's share of operating profit ($ millions)                  3                  3

(1) Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.

Our 50% share of Lennard Shelf's operating profit was $3 million in the second quarter.

The Lennard Shelf mine began commercial production during the second quarter, with production of 11,200 tonnes of zinc and 3,000 tonnes of lead. Concentrate inventories were accumulated since the mill start up in February and the first zinc shipment occurred in early June.

The mill operated at 98% of planned capacity in the second quarter and it is expected that mill production will temporarily increase in the second half of the year as stockpiled ore from the first quarter is processed. Zinc grades are expected to improve in the second half of the year as more working areas are developed in the higher grade areas of the mine. Annual zinc production is estimated at 58,000 tonnes for 2007.



10   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

ANTAMINA (22.5%)

                                                         Three months ended June 30         Six months ended June 30
     100%                                               ----------------------------     ------------------------------
     ----                                                    2007          2006            2007                 2006
     Tonnes milled (000's)
        Copper-only ore                                     4,883         4,876           9,060               10,745
        Copper-zinc ore                                     3,150         2,320           6,814                4,000
        ---------------------------------------------------------------------------------------------------------------
                                                            8,033         7,196          15,874               14,745

     Copper grade (1)(%)                                     1.16          1.43            1.13                 1.45
     Zinc grade(1) (%)                                       3.32          2.31            2.84                 2.20
     Copper recovery(1) (%)                                  88.4          90.7            87.8                 90.6
     Zinc recovery (1)(%)                                    88.0          85.6            86.4                 83.0
     Copper production (000's tonnes)                        81.0          89.4           155.4                190.6
     Copper sales (000's tonnes)                             63.7          87.7           139.1                172.3
     Zinc production (000's tonnes)                          97.1          44.1           169.3                 70.4
     Zinc sales (000's tonnes)                              106.6          26.7           160.7                 60.3
     Molybdenum production (000's pounds)                   3,222         3,513           5,106                7,642
     Molybdenum sales (000's pounds)                        3,136         4,095           6,995                8,648
     Cost of sales (US$ millions - 22.5%)
        Operating costs                                        19            15              43                   34
        Distribution costs                                      5             3               9                    7
        Royalties and other(2)                                 20            10              27                   21
     Company's share of operating profit ($ millions)         175           211             289                  301

Note:
1) Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2)   Includes royalties, worker participation and voluntary social contribution.

Our 22.5% share of Antamina's operating profit in the second quarter was $175 million, which included positive final pricing adjustments of $16 million. This compared with operating profits of $211 million which included $15 million of positive final pricing adjustments.

A change in the mix of ore types mined and substantially lower grades in copper-only ore resulted in lower average copper grades and higher average zinc grades milled in the quarter compared with last year. Continuous improvement initiatives including ore blending and a mine to mill optimization project allowed mill throughput to increase by 12%. The overall result was a 9% decline in copper production and 120% increase in zinc production compared with a year earlier. Molybdenum production declined slightly in the second quarter compared with a year ago also due to the change in the ore mix. The mine expects copper grades to increase in the second half of the year as different areas of the pit are mined and less stockpiled ore is processed.

Copper sales volumes of 63,700 tonnes were significantly lower than last year due to the lower production and timing of sales, as some copper shipments have been delayed to the third quarter. Zinc sales volumes quadrupled to 106,600 tonnes from 26,700 tonnes as a result of the higher production and the timing of sales.


11   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

HIGHLAND VALLEY COPPER (97%)

                                                         Three months ended June 30        Six months ended June 30
                                                         --------------------------        ------------------------
     100%                                                     2007          2006             2007           2006
     ----
     Tonnes milled (000's)                                   9,610        11,595             19,514         22,500
     Copper grade (%)                                        0.399         0.419              0.404          0.394
     Copper recovery (%)                                      93.7          90.5               92.0           90.9
     Copper production (000's tonnes)                         35.6          43.8               72.7           80.5
     Copper sales (000's tonnes)                              40.8          44.7               75.4           89.3
     Molybdenum production (000's pounds)                      845         1,044              1,766          2,256
     Molybdenum sales (000's pounds)                         1,008         1,077              1,961          2,160
     Cost of sales ($ millions)
        Operating costs                                         86            76                152            150
        Distribution costs                                       9            10                 17             20
     Operating profit ($ millions)                             258           326                436            531

Operating profit in the second quarter was $258 million and included positive final pricing adjustments of $29 million. This compared with operating profit of $326 million in the second quarter of 2006 which had included $62 million of positive final pricing adjustments. After adjusting for final pricing adjustments, operating profit was $229 million in the quarter compared with $264 million in 2006. The reduction was primarily due to lower sales volumes.

Copper production at Highland Valley Copper in the second quarter declined by 19% to 35,600 tonnes. This was due to lower ore throughput and was the result of a harder ore mix from the Highmont and Valley pits during this phase of the mine life extension program. Molybdenum production also declined by 19% in the second quarter compared with a year ago, due to the throughput reduction.

Copper sales volumes were higher than production in the second quarter due to timing of shipments, but were 9% lower than last year as a result of the reduced production levels. Molybdenum sales volumes were 6% lower than last year mainly as a result of the lower production levels. After refining charges and settlement adjustments, the mine realized a molybdenum price of US$28 per pound compared with US$24 per pound a year ago.

The Valley pit east wall push-back is on schedule and one of the two in pit crusher and conveyer systems was relocated to the pit rim by the end of June. The second crusher was relocated in July. With the ongoing development work, Highland Valley's copper production for 2007 is expected to be approximately 142,000 tonnes compared with 171,000 tonnes in 2006.

HEMLO GOLD MINES (50%)

                                                        Three months ended June 30         Six months ended June 30
                                                        --------------------------         ------------------------
     100%                                                  2007            2006               2007           2006
     ----
     Tonnes milled (000's)                                  737             837              1,454          1,646
     Grade (g/tonne)                                        3.6             4.1                3.6            4.2
     Mill recovery (%)                                     93.8            94.2               93.7           93.8
     Production (000's ounces)                             79.4           102.7              157.4          209.6
     Sales (000's ounces)                                  77.4            98.2              158.5          209.8
     Cash operating cost per ounce (US$)                    612             478                575            443
     Company's share of operating
        profit (loss) ($ millions)                          (4)               4                (6)              8

Our share of Hemlo's operating loss was $4 million in the second quarter compared with an operating profit of $4 million last year as a result of significantly lower gold production.

12   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

Gold production at Hemlo declined by 23% to 79,400 ounces in the second quarter compared with last year, but was in-line with revised production forecasts. The backfill failure underground at the Williams mine early this year has resulted in the rescheduling of higher grade stopes. A strategic review of the life of mine plan and operating cost structure is nearing completion.

Cash operating costs increased to US$612 per ounce compared with US$478 per ounce in the second quarter of 2006 due mainly to the effect of the lower production. The average realized gold price in the second quarter was US$668 per ounce, higher than US$629 per ounce in 2006, but was offset by the effect of a stronger Canadian dollar and lower hedging gains.

POGO GOLD MINE (40%)

                                                  Three months     Six months
                                                  ended June 30    ended June 30
                                                  -------------    ------------
100%                                                  2007           2007
----
Tonnes milled (000's)                                  191           297
Grade (g/tonne)                                       15.0          15.1
Mill recovery (%)                                     83.5          84.0
Production (000's ounces)                             76.9         121.3
Sales (000's ounces)                                  56.7          91.5
Cash operating cost per ounce (US$)                    460           N/A
Company's share of operating profit ($ millions)         -             -

(1) Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.

The Pogo mine, which began production in early 2006, achieved commercial production in April 2007 and the operation broke even in the quarter. Gold production of 76,900 ounces in the second quarter was lower than full capacity as mill operations are still being optimized. Ore grades were also below plan due to stope sequencing and higher than expected dilution. Efforts to improve mine production and optimize mill recoveries are ongoing and gold production is expected to improve in the third and fourth quarters. Pogo's cash costs in the second quarter were US$460 per ounce, including the effect of higher inventoried production costs prior to the commencement of commercial production.

Gold sales in the second quarter of 56,700 ounces were lower than production due to the timing of the shipments. The average realized gold price was US$664 per ounce in the quarter.

ELK VALLEY COAL PARTNERSHIP (40%)

                                                        Three months ended June 30         Six months ended June 30
                                                        --------------------------         ------------------------
     100%                                                    2007             2006             2007           2006
     ----
     Coal production (000's tonnes)                         6,241            5,476           11,355         11,358
     Coal sales (000's tonnes)                              6,287            5,762           11,018         10,942
     Average sale price (US$/tonne)                           101              116              103            119
     Average sale price (Cdn$/tonne)                          111              133              116            138
     Cost of product sold (Cdn$/tonne)                         41               40               43             40
     Transportation (Cdn$/tonne)                               35               37               36             38
     Company's share of operating profit ($ millions)*         79              119              143            246

     * Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

Our 40% share of Elk Valley's Coal operating profit in the second quarter was $79 million compared with $119 million last year due mainly to a lower realized coal price, partly offset by higher sales volumes.


13   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

Coal sales volumes of 6.3 million tonnes in the second quarter were 9% higher than a year ago, which reflects stronger global demand for hard coking coal in 2007. On a year-to-date basis, coal sales volumes of 11.0 million tonnes were similar to 2006, as the increased volumes in the second quarter were offset by lower volumes in the first quarter of 2007 caused by rail transportation problems.

Unit cost of product sold increased slightly to $41 per tonne in the second quarter of 2007 compared with $40 per tonne in the second quarter of 2006. The unit cost of product sold increased by 8% to $43 per tonne year-to-date in 2007 compared with $40 per tonne in 2006 due primarily to the unplanned shutdowns in the first quarter of 2007 caused by rail transportation problems. Costs were also affected by the labour contracts settled in the second half of 2006 and inflation in the costs of fuel, tires and other consumables.

Transportation costs decreased by 6% to $35 per tonne for the second quarter of 2007 compared with $37 per tonne in the second quarter of 2006. On a year-to-date basis, unit transportation costs decreased by 5% to $36 per tonne compared with $38 per tonne in 2006. The decreases in transportation costs for the quarter and year-to-date are due primarily to lower average selling prices, upon which certain rail and port rates are based. Vessel demurrage costs increased by approximately $2 per tonne for both the second quarter and the year-to-date periods due to the continuing low inventories at the ports and longer vessel wait times caused by the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007.

The labour agreement at Elk Valley's Cardinal River mine expired at the end of June. Negotiations for a new agreement are in progress.

COSTS AND EXPENSES

Administration expense of $34 million in the second quarter was $18 million higher than a year ago mainly due to higher stock-based compensation expense, which reflected the appreciation in the value of the company's shares.

Interest expense of $21 million in the second quarter was $3 million lower than a year ago as debt levels declined due to the repayment of the Inco exchangeable debentures in the fourth quarter of 2006.

Other income and miscellaneous expenses were $55 million, similar to a year ago. Higher interest income was offset by mark-to-market losses of $8 million on certain exploration company warrants held for investment purposes

Income and resource taxes of $251 million were 34% of pre-tax earnings in the second quarter, slightly higher than the 32% rate recorded in 2006. In the second quarter of 2006, the company recorded a one time tax reduction of $26 million due to the enactment of lower tax rates in Canada.

Earnings  from  discontinued  operation  relates  to  contingent   consideration
resulting from the sale of our Cajamarquilla refinery that occurred in 2004.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations before non-cash working capital changes was $579 million in the second quarter compared with $669 million last year. Non-cash working capital changes included final tax installments on 2006 earnings of $125 million and $115 million related to royalties payable on 2006 earnings. Significant tax installments are paid after year end for years such as 2006 when taxable earnings have seen a large increase over the previous year.

Capital expenditures and investments totalled $192 million in the second quarter. Capital expenditures were $143 million of which $41 million was on sustaining capital expenditures, $35 million on the Highland Valley Copper mine life extension project, and $27 million on other development projects. We also made strategic investments of $25 million in the period and invested $24 million into the Fort Hills oil sands project and $40 million on other oil sands leases.


14   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

In the second quarter we acquired a further 9.1 million Class B subordinate voting shares under our announced normal course issuer bid at a cost of $416 million bringing the total number of shares acquired under this program to 13.1 million shares at a cost of $577 million.

As a result of the share split, our semi-annual eligible dividend for both classes of shares is now $0.50 per share. The semi-annual dividend totalled $210 million and was paid on July 3, 2007.

Our cash position declined by $604 million in the quarter to $4.2 billion at June 30, 2007. Long-term debt totalled $1.4 billion, and we had bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $853 million.

COMPREHENSIVE INCOME

The company now reports comprehensive income having adopted the new accounting standards for financial instruments which were effective for Canadian companies on January 1, 2007. The most significant components of other comprehensive income were the unrealized mark-to-market gains on the company's portfolio of marketable securities and currency translation adjustments on self-sustaining foreign subsidiaries. The company's marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration projects. These gains are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in regular earnings.

CORPORATE DEVELOPMENT

We have recently taken a number of important steps that we expect will add substantial new, long life copper and oil sands assets to the company's portfolio.

The most significant step was our offer to acquire all of the outstanding shares of AUR RESOURCES for cash and Teck Cominco shares totalling $4.1 billion. If completed, the transaction would immediately add over 200 million pounds, or 43%, to our annual copper production and is expected to be immediately accretive to our earnings and cash flow. Aur's primary assets are the Andacollo (90% owned) and Quebrada Blanca (76.5% owned) copper mines in Chile. Aur is currently developing a hypogene deposit at Andacollo that should be completed in 2009. In addition, Aur recently commenced production at its Duck Pond copper-zinc mine in Newfoundland. If successful, the acquisition of Aur will increase our proven and probable copper reserves by approximately 100% and our measured and indicated copper resources by approximately 60% on a contained copper basis. Aur's Board of Directors has unanimously recommended that Aur shareholders accept the offer. The Support Agreement contains standard deal protection terms including a "no shop" provision and "break fee" of $140 million. The offer to acquire Aur is open for acceptance until August 21, 2007.

In May 2007, Teck Cominco and NovaGold Resources Inc. announced an agreement to form a 50/50 partnership to develop and operate the GALORE CREEK copper-gold deposit in northwest British Columbia. To earn our 50% interest in the partnership, Teck Cominco will fund approximately US$478 million (C$520 million) in development costs. Thereafter, each company will be responsible for funding its pro rata share of development and operating costs. NovaGold will also be entitled to receive up to US$50 million of preferential distributions once the mine is fully operational if revenues in the first year of commercial production exceed specific established targets. Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually for the first five years of operation. Based on current reserves of over 540 million tonnes and resources of approximately one billion tonnes of ore, there is potential to maintain the initial production rates and extend the current 20+ year mine life. Detailed engineering and final cost estimates are scheduled for completion later this year.

Teck Cominco, Inmet Mining Corporation, Petaquilla Minerals Ltd. and Petaquilla Copper Ltd. announced the approval of a comprehensive work program to advance the development of the PETAQUILLA COPPER PROJECT in Panama. As currently contemplated, annual copper production in the first ten years would be approximately 490 million pounds with an expected mine life of more than 20 years. The agreed work program (estimated to cost US$24 million) is intended to


15   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT
complete a Front End Engineering and Design ("FEED") program and an updated Social Environmental Impact Assessment for the project. The work will include programs to advance dialogue with local communities and other potentially affected stakeholders. Teck Cominco will fund the bulk of the costs of the work plan. Teck Cominco has the right to acquire one half of Petaquilla Copper Ltd.'s 52% equity interest in Minera Petaquilla S.A., the Panamanian project company, by funding Petaquilla Copper's 52% share of development costs through to commercial production. Teck Cominco must make an election prior to March 31, 2008 to either exercise its right to acquire its 26% interest or terminate its rights to any interest in the project. If Teck Cominco exercises its right, and funds the development costs as required to earn its interest, it will be entitled to recoup one-half of the funds expended plus interest prior to any project distributions to Petaquilla Copper. Petaquilla Copper retains the right to fund 26% of the project development costs on its own behalf, in which case Teck Cominco would fund only its 26% equity interest in the project.

On June 28, The FORT HILLS ENERGY LIMITED PARTNERSHIP, (Petro-Canada 55%, UTS 30%, Teck Cominco 15%) announced the adoption of the formal design basis for the Fort Hills Project - an integrated oil sands mining, bitumen extraction and upgrading project in Fort McMurray and Sturgeon County, Alberta. The Partnership will proceed with the FEED stage of project development, which should take about 12 months to complete. The FEED process is expected to produce a definitive cost estimate and the basis on which the final development decision on the project will be made. The Fort Hills project is expected to be developed in two phases with the first phase producing 160,000 barrels per day (b/d) of bitumen to be upgraded to 140,000 barrels per day of synthetic crude oil, anticipated to commence in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components for the first phase (excluding FEED engineering and third-party capital) is $14.1 billion. The second phase is expected to double capacity to 280,000 barrels/day of synthetic crude. That phase should be completed by 2014 with additional capital costs estimated at $12.1 billion (also excluding FEED engineering and third-party capital). To June 30, we had contributed $157 million to the project. After we have contributed $850 million to the project our pro rata share of expenditure declines from 34% to 15%.

In April we acquired a 50% interest in Lease 14 from UTS ENERGY CORPORATION for a price based on a value of $1.00 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of approximately 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, expected to be completed in the fourth quarter, to a maximum of $250 million or a minimum of $150 million.

Development work is ongoing at the MORELOS GOLD project located in Guerrero State, Mexico. The work required to finalize the prefeasibility study was nearly complete at the end of the second quarter. This work consists of infill drilling, preliminary engineering design of the facilities, production scheduling and capital and operating cost estimates. Environmental work is ongoing and a socioeconomic advisory team is finalizing plans for community meetings, social baseline studies and land acquisition. Subsequent to quarter end, representatives of the local community blocked access to the site in the context of negotiations over compensation for land acquisition. Work on the project has been stopped and discussions to resolve the issues raised by the communities have been suspended until the blockade is removed.

At our CARRAPATEENA project in South Australia we are awaiting some of the analytical results of our current drill program. Results to date have been encouraging and appear to support the expectation that significant mineralization is present. Metallurgical testwork, resource modelling and environmental baseline studies are continuing. To date we have drilled 75,000 meters on the property and made option payments totalling A$32 million. We may acquire a 100% interest in the property by testing seven additional geophysical targets on the combined tenements and making a final payment based on 66% of the fair market value of the property.

In Brazil, an integrated engineering, technology and exploration team continues to address improvements to the key economic drivers and risk mitigation issues for the SANTE FE and IPORA nickel laterite projects. The exploration group is focusing on grade improvement and resource definition.


16   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management's Discussion and Analysis.

Effective January 1, 2007, we recorded an asset of $139 million in respect of a contingent receivable related to the 2004 sale of our Cajamarquilla refinery, which was valued based on the zinc forward curve at December 31, 2006. Accounting standards require us to mark this receivable to market at the end of each quarter and these non-cash mark-to-market adjustments will affect our earnings each quarter until the end of 2009.

A large portion of our revenues are dependant on the price of metals on the London Metal Exchange (LME). These prices affect both on-going revenues and final price adjustments. Copper and zinc prices have moved higher in July, but remain volatile and price fluctuations will affect future earnings.

Any strengthening of the Canadian dollar relative to the U.S. dollar, such as occurred subsequent to the end of the quarter, has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.

Our capital expenditures for 2007 are now expected to be approximately $900 million. Of this total, $400 million will be for sustaining and development capital at our producing operations and $500 million will be spent on development projects, which includes our share of spending on the Fort Hills oil sands project ($200 million), the various oil sands properties jointly owned with UTS Energy Corporation ($80 million), the Galore Creek project ($180 million) and the Petaquilla project ($15 million).

CONTINGENCIES

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) ("TCML"), TCML's Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.A.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and, whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated ("TCAI"), entered into a Settlement Agreement (the "Agreement") with the U.S. Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribe") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement


17   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT
and we have accrued our estimate of the costs of the Studies.  Contemporaneously
with  the   execution   of  the   Agreement,   the  EPA  withdrew  a  unilateral
administrative order ("UAO") purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a facility occurring in another country. That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court.

On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association.

On June 4, 2007, the U.S. Supreme Court requested the Solicitor General to opine on the petition for review on behalf of the Administration. There can be no assurance that the U.S. Supreme Court will agree to hear TCML's appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.


ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the company adopted the revised CICA Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.


18   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

Effective January 1, 2007, the company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, SECTION 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

HEDGES, SECTION 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

COMPREHENSIVE INCOME, SECTION 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this year.


FINANCIAL INSTRUMENTS

The company holds a number of financial instruments, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. These price participation payments are economically similar to a fixed price forward purchase of zinc. The instruments are all recorded at fair values on the company's balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operation as appropriate.

The unrealized mark-to-market loss on our derivatives and financial instruments totalled $26 million as at June 30, 2007.


19   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

QUARTERLY EARNINGS AND CASH FLOW

($ IN MILLIONS, EXCEPT PER SHARE DATA)

                                                   2007                      2006                             2005
                                              ---------------    -----------------------------    ------------------------------
                                                  Q2      Q1        Q4      Q3      Q2     Q1         Q4      Q3      Q2     Q1
Revenues                                       1,561   1,340     2,088   1,632   1,546  1,273      1,343   1,150     994    928
Operating profit                                 764     620     1,167     876     894    624        686     550     407    319
Net earnings                                     485     360       866     504     613    448        510     405     225    205
Earnings per share                             $1.14   $0.83     $2.01   $1.17   $1.48  $1.09      $1.25   $1.00   $0.55  $0.51
Cash flow from continuing operations
   (before changes to working capital items)     579     441       829     647     669    461        555     474     332    286

OUTSTANDING SHARE DATA

Effective May 7, 2007 we split our Class A common and Class B subordinate voting shares on a two-for-one basis. All per share amounts in this discussion and analysis have been restated to reflect the split. As at July 27, 2007 there were 410,022,978 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 4,235,206 director and employee stock options outstanding with exercise prices ranging between $3.20-$43.74 per share. More information on these instruments and the terms of their conversion is set out in Note 17 of the company's 2006 year end financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this news release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.


20   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions and that there are no material unanticipated variations in the cost of energy or supplies.


WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q2/2007 financial results on Tuesday, July 31, 2007 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.vcall.com and www.investorcalendar.com. The webcast will be archived at www.teckcominco.com.


IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's exchange offer for the shares of Aur Resources Inc. Teck Cominco has filed a Registration Statement on Form F-8 (containing an offer to purchase and a share exchange takeover bid circular) with the United States Securities and Exchange Commission ("SEC"). Teck Cominco, if required, will file other documents regarding the tender offer with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR AUR RESOURCES SHARES. These documents will be available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9, Attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.


21   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

-----------------------------------------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                        JUNE 30                           JUNE 30
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                   2007              2006            2007              2006
-----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                        $1,561            $1,546          $2,901            $2,819
OPERATING EXPENSES                                                (729)             (595)         (1,385)           (1,187)
DEPRECIATION AND AMORTIZATION                                      (68)              (57)           (132)             (114)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   764               894           1,384             1,518

OTHER EXPENSES
     General and administrative                                    (34)              (16)            (56)              (40)
     Interest on long-term debt                                    (21)              (24)            (43)              (51)
     Exploration                                                   (25)              (14)            (45)              (22)
     Research and development                                       (8)               (6)            (14)              (10)
     Other income (Note 7)                                          55                53             104               173
-----------------------------------------------------------------------------------------------------------------------------
                                                                   731               887           1,330             1,568
PROVISION FOR INCOME AND RESOURCE TAXES                           (251)             (287)           (460)             (520)

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS                            480               600             870             1,048

NET EARNINGS (LOSS) FROM DISCONTINUED
     OPERATION (NOTE 11(B))                                          5                13             (25)               13

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                      $485              $613            $845            $1,061
=============================================================================================================================

EARNINGS PER SHARE
     Basic                                                       $1.14            $ 1.48           $1.97            $ 2.58
     Basic from continuing operations                            $1.13            $ 1.45           $2.03            $ 2.54
     Diluted                                                     $1.13            $ 1.42           $1.96            $ 2.45
     Diluted from continuing operations                          $1.12            $ 1.39           $2.02            $ 2.42

WEIGHTED AVERAGE SHARES OUTSTANDING (millions)                   425.3             415.2           428.0             411.2

SHARES OUTSTANDING AT END OF PERIOD (millions)                   419.3             430.6           419.3             430.6

The accompanying notes are an integral part of these financial  statements.  See note 9(e) for additional information on share split.


22   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                            JUNE 30                           JUNE 30
(IN MILLIONS OF DOLLARS)                                             2007            2006                 2007            2006
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
        Net earnings from continuing operations                      $480            $600                 $870          $1,048
        Items not affecting cash
           Depreciation and amortization                               68              57                  132             114
           Future income and resource taxes                            26               9                    7              30
           Gain on sale of investments and assets                      (7)             (5)                 (12)            (76)
           Other                                                       12               8                   23              14
        ------------------------------------------------------------------------------------------------------------------------
                                                                      579             669                1,020           1,130
        Net change in non-cash working capital items                 (386)            (69)                (675)           (159)
        ------------------------------------------------------------------------------------------------------------------------
                                                                      193             600                  345             971
FINANCING ACTIVITIES
        Issuance of long-term debt                                      -               4                    -              20
        Repayment of long-term debt                                     -              (1)                   -            (211)
        Issuance of Class B subordinate voting shares                   4               -                    8               6
        Purchase and cancellation of Class B subordinate
           voting shares                                             (416)              -                 (577)              -
        Dividends paid (Note 9(c))                                      -               -                 (216)            (81)
        Exchangeable debentures                                         -              (8)                 (98)             (8)
        ------------------------------------------------------------------------------------------------------------------------
                                                                     (412)             (5)                (883)           (274)
INVESTING ACTIVITIES
        Decrease in temporary investments                             651           1,425                   61             636
        Cash held in trust                                              -               -                   98               -
        Property, plant and equipment                                (143)            (62)                (270)           (136)
        Investments and other assets                                  (49)            (49)                (222)           (106)
        Proceeds from sale of investments and assets                    8               9                   21             119
        Additional proceeds from sale of discontinued operation         4               -                   40               -
        ------------------------------------------------------------------------------------------------------------------------
                                                                      471           1,323                 (272)            513
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS
HELD IN U.S. DOLLARS                                                 (205)            (78)                (236)            (78)

--------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       47           1,840               (1,046)          1,132

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                    3,961           1,390                5,054           2,098

--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $4,008          $3,230               $4,008          $3,230
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.  See note 9(e) for additional information on share split.


23   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              JUNE 30             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                         2007                    2006
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                                $4,008                  $5,054
      Temporary investments                                                                       166                     227
      Cash held in trust                                                                            7                     105
      Accounts and settlements receivable                                                         651                     723
      Inventories                                                                                 857                     786
      ------------------------------------------------------------------------------------------------------------------------
                                                                                                5,689                   6,895

INVESTMENTS                                                                                       682                     365

PROPERTY, PLANT AND EQUIPMENT                                                                   3,812                   3,724

OTHER ASSETS (Note 4)                                                                             412                     463

------------------------------------------------------------------------------------------------------------------------------
                                                                                              $10,595                 $11,447
==============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Dividends payable (Note 9(c))                                                              $210                    $216
      Exchangeable debentures                                                                       7                     105
      Accounts payable and accrued liabilities                                                    556                     763
      Current income and resource taxes payable                                                    43                     443
      Current portion of future income and resource taxes                                          93                     161
      ------------------------------------------------------------------------------------------------------------------------
                                                                                                  909                   1,688

LONG-TERM DEBT                                                                                  1,366                   1,509
OTHER LIABILITIES (Note 5)                                                                        856                     821
FUTURE INCOME AND RESOURCE TAXES                                                                  986                     880
SHAREHOLDERS' EQUITY (Note 9)                                                                   6,478                   6,549

------------------------------------------------------------------------------------------------------------------------------
                                                                                              $10,595                 $11,447
==============================================================================================================================

CONTINGENCIES (Note 12)
SUBSEQUENT EVENT (Note 15)

The accompanying notes are an integral part of these financial  statements.  See note 9(e) for additional information on share split.


24   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
--------------------------------------------------------------------------------------------------------------------------------
                                                                           JUNE 30                          JUNE 30
(IN MILLIONS OF DOLLARS)                                               2007          2006              2007           2006
--------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING OF PERIOD
   AS PREVIOUSLY REPORTED                                            $4,564        $2,675            $4,225         $2,228
ADOPTION OF FINANCIAL INSTRUMENT STANDARDS (Note 2(b))                    -             -               112              -
--------------------------------------------------------------------------------------------------------------------------------
AS RESTATED                                                           4,564         2,675             4,337          2,228

NET EARNINGS                                                            485           613               845          1,061
INTEREST ON EXCHANGEABLE DEBENTURES, NET OF TAXES                         -            (2)                -             (3)
DIVIDENDS DECLARED                                                     (210)         (215)             (210)          (215)
SHARE REPURCHASE (Note 9(d))                                           (350)            -              (483)             -
--------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                                   $4,489        $3,071            $4,489         $3,071
=============================================================================================================================

Consolidated Statements of Comprehensive Income
--------------------------------------------------------------------------------------------------------------------------------
                                                                     THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                          JUNE 30                          JUNE 30
(IN MILLIONS OF DOLLARS)                                               2007          2006              2007            2006
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                           $485          $613              $845          $1,061
OTHER COMPREHENSIVE INCOME IN THE PERIOD
      Currency translation adjustment                                  (290)          (76)             (316)           (73)

      Mark-to-market adjustments on financial instruments
         Unrealized gains on available-for-sale investments
         Arising during the period (negligible tax effect)                6             -                 9               -
         Less:  reclassified to net income on realization
            (net of tax $1 and $1)                                       (1)            -                (2)              -
=============================================================================================================================
                                                                          5             -                 7               -
          Unrecognized losses on derivatives designated
            as cash flow hedges
         Arising during the period                                        -             -                 -               -
         Less: reclassified to net income on realization
            (net of tax of $1 and $3)                                     2             -                 4               -
=============================================================================================================================
                                                                          2             -                 4               -
-----------------------------------------------------------------------------------------------------------------------------
Total other comprehensive income (Note 10)                             (283)          (76)             (305)            (73)
-----------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                   $202           $537             $540            $988
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial  statements.  See note 9(e) for additional information on share split.


25   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

2.   ADOPTION OF NEW ACCOUNTING STANDARDS

     (a)  Effective  January 1, 2007,  the  company  adopted  the  revised  CICA
          Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

     (b) Effective January 1, 2007, the company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

          (i) Financial Instruments - Recognition and Measurement, Section 3855

              This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

              Effective January 1, 2007, the company's cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

              All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, the company recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

              All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

         (ii) Hedges, Section 3865

              This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

              Upon adoption of this standard, the company discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.


26   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

2.   ADOPTION OF NEW ACCOUNTING STANDARDS, CONTINUED

    (iii) Comprehensive Income, Section 1530

          This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income ("OCI") includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

     As at January 1, 2007 the effect on the company's balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

     ------------------------------------------------------------------------------------------------------------------------
     (IN MILLIONS OF DOLLARS)                                                              JANUARY 1, 2007
     ------------------------------------------------------------------------------------------------------------------------
                                                                                             Adjusted on
                                                                                             adoption of            Restated
                                                                                               Financial             opening
                                                                                             Instruments            balances
                                                                        As reported            standards             in 2007
    ASSETS
    Current assets                                                           $6,895                 $  -              $6,895
    Investments                                                                 365                  106  (a)(b)         471
    Property, plant and equipment                                             3,724                                    3,724
    Other assets                                                                463                  128  (b)(c)         591

    -------------------------------------------------------------------------------------------------------------------------
                                                                            $11,447                 $234             $11,681
    =========================================================================================================================

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities                                                      $1,688                  $19  (b)         $1,707
    Long-term debt                                                            1,509                  (11) (c)          1,498
    Other liabilities                                                           821                   52  (b)            873
    Future income and resource taxes                                            880                   12  (d)            892

    -------------------------------------------------------------------------------------------------------------------------
                                                                              4,898                   72               4,970
    Shareholders' equity
         Share capital                                                        2,405                                    2,405
         Retained earnings                                                    4,225                  112  (b)          4,337
         Contributed surplus                                                     64                                       64
         Cumulative translation adjustment                                     (145)                 145  (e)              -
         Accumulated other comprehensive income                                   -                 (145) (e)            (95)
                                                                                                      50  (a)(b)
         --------------------------------------------------------------------------------------------------------------------
                                                                              6,549                  162               6,711

     ------------------------------------------------------------------------------------------------------------------------
                                                                            $11,447                 $234             $11,681
     ========================================================================================================================

     Notes:
     (a) Investments in marketable securities previously accounted for at cost are designated as available for sale and are measured at fair value.
     (b) Derivative instruments previously accounted for at cost are held for trading and are measured at fair value.
     (c) Debt financing costs previously deferred as other assets are reclassified to long-term debt.
     (d) The tax effect of the above adjustments is recorded to future income and resource taxes.
     (e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

27   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

3.   CHANGES IN ESTIMATES

     (a)  Mineral reserves

          Estimates of proven and probable mineral reserves at each mineral property are updated annually at the end of each year. Following the update of these estimates on December 31, 2006, calculations of depreciation and amortization of property, plant and equipment were prospectively revised.

     (b)  Mine life extension at Highland Valley Copper

          In February 2007, the company announced the extension of mine life at Highland Valley Copper to 2019. As a result, the amounts of depreciation and amortization of property, plant and equipment, pension expense and accretion expense for asset retirement obligations at Highland Valley will be amortized over the extended mine life.

4.   OTHER ASSETS

     (IN MILLIONS OF DOLLARS)                                                                  JUNE 30        December 31
                                                                                                  2007               2006
     -----------------------------------------------------------------------------------------------------------------------
     Pension assets                                                                               $192               $194
     Future income and resource tax assets                                                          80                103
     Long-term receivables                                                                          95                109
     Other                                                                                          45                 57

     -----------------------------------------------------------------------------------------------------------------------
                                                                                                  $412               $463
     -----------------------------------------------------------------------------------------------------------------------

5.   OTHER LIABILITIES

     (IN MILLIONS OF DOLLARS)                                                                  JUNE 30        December 31
                                                                                                  2007               2006
     -----------------------------------------------------------------------------------------------------------------------
     Asset retirement obligations                                                                 $422               $427
     Other environmental and post-closure costs                                                     69                 70
     Accrued pension and post-retirement benefits                                                  222                222
     Minority interests                                                                             59                 43
     Other                                                                                          84                 59

     -----------------------------------------------------------------------------------------------------------------------
                                                                                                  $856               $821
     -----------------------------------------------------------------------------------------------------------------------

6.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                           JUNE 30                         JUNE 30
     (IN MILLIONS OF DOLLARS)                                            2007        2006               2007          2006
     -----------------------------------------------------------------------------------------------------------------------
     Income and resource taxes paid                                      $370        $195               $816          $473
     Interest paid                                                        $38         $37                $49           $60

28   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

7.   OTHER INCOME (EXPENSE)

                                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                           JUNE 30                        JUNE 30
     (IN MILLIONS OF DOLLARS)                                            2007        2006               2007         2006
     -----------------------------------------------------------------------------------------------------------------------
     Interest income                                                      $57         $38               $122        $  75
     Gain on sale of investments and assets                                 7           5                 12           76
     Income from Fording Canadian Coal Trust                               10          12                 13           27
     Minority interests                                                    (8)         (9)               (16)         (15)
      Asset retirement obligation expense for closed properties            (4)         (4)               (12)          (6)
     Non-hedge derivative gains (losses)                                   (8)          -                (11)           2
     Donations and sponsorships                                            (2)          -                (11)           -
     Miscellaneous                                                          3          11                  7           14

     -----------------------------------------------------------------------------------------------------------------------
                                                                          $55         $53               $104         $173
     =======================================================================================================================

8.   EMPLOYEE FUTURE BENEFITS EXPENSE

                                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                           JUNE 30                        JUNE 30
     (IN MILLIONS OF DOLLARS)                                            2007        2006               2007         2006
     -----------------------------------------------------------------------------------------------------------------------
     Pension plans                                                         $9        $  8                $19          $17
     Post-retirement benefit plans                                          7           6                 15           11

     -----------------------------------------------------------------------------------------------------------------------
                                                                          $16         $14                $34          $28
     =======================================================================================================================

9.   SHAREHOLDERS' EQUITY

     (a)  Components of shareholders' equity

         (IN MILLIONS OF DOLLARS)                                                              JUNE 30        December 31
                                                                                                  2007               2006
         -------------------------------------------------------------------------------------------------------------------
         Share capital                                                                          $2,323             $2,405
         Contributed surplus                                                                        66                 64

         Retained earnings                                                                       4,489              4,225
         Accumulated other comprehensive income (Note 10)                                         (400)              (145)
         -------------------------------------------------------------------------------------------------------------------
         Accumulated comprehensive income                                                        4,089              4,080

         -------------------------------------------------------------------------------------------------------------------
                                                                                                $6,478             $6,549
         ===================================================================================================================

     (b)  Stock-based compensation

          In February 2007, 839,400 share options were granted to employees. These options have an exercise price of $43.74, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $16.00 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of four years, a risk-free interest rate of 5.15%, a dividend yield of 0.95% and an expected volatility of 35%.

          In the first and second quarters of 2007, the company issued 286,300 Deferred and Restricted Share Units to employees and directors.
          Deferred and Restricted Share Units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at June 30, 2007 was 1,187,664.


29   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY, CONTINUED

     Stock-based compensation expense of $15 million was recorded to June 30, 2007 in respect of all outstanding options and share units.

     (c)  Dividends

          An eligible dividend of $0.50 per share was declared payable to shareholders of record on June 22, 2007 and paid on July 3, 2007. Dividends paid in January and July 2007 were considered to be eligible dividends, which entitles Canadian resident individuals to claim the new enhanced dividend tax credit for tax purposes.

     (d)  Share purchase program

          On February 12, 2007, the company announced its intention, subject to regulatory approval, to purchase up to 40 million of its outstanding Class B subordinate voting shares by way of a normal course issuer bid. Regulatory approval for the normal course issuer bid was received effective February 22, 2007. Purchases will be made from time-to-time at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange, and any Class B subordinate voting shares purchased will be cancelled.

          During the quarter ended June 30, 2007, the company purchased 9 million Class B subordinate voting shares at an average price of $45.63 per share for an aggregate purchase price of $416 million, of which $350 million was charged to retained earnings. This brings the total amount of buybacks to 13 million Class B Subordinated Voting shares at a cost of $577 million, or $44.02 per share. The number of Class B subordinate voting shares that may yet be purchased under the program was 27 million at June 30, 2007.

     (e)  Share split

          On April 25, 2007, shareholders approved a two-for-one share split for its Class A common shares and Class B subordinate voting shares effective as of the close of business on May 7, 2007. All share and per share information included in the consolidated financial statements and accompanying notes has been adjusted to reflect this share split for all periods presented.

10.  ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                                  THREE MONTHS     SIX MONTHS ENDED
(IN MILLIONS OF DOLLARS)                                                                         ENDED JUNE 30              JUNE 30
------------------------------------------------------------------------------------------------------------------------------------
Opening balances at beginning of period                                                           $ (117)          $ (145)
Adoption of new accounting standards                                                                   -               50
                                                                                             ---------------------------------------
                                                                                                    (117)             (95)
Other comprehensive income for the period                                                           (283)            (305)
------------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income at end of period                                           $ (400)          $ (400)
====================================================================================================================================

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                          DECEMBER 31,             ON ADOPTION
                                                                                               JANUARY 1, 2007         JUNE 30,
(IN MILLIONS OF DOLLARS)                                                         2006                                  2007
------------------------------------------------------------------------------------------------------------------------------------
Currency translation adjustment                                              $ (145)              $ (145)          $ (461)
Unrealized losses on cash flow hedges (net of tax of $21 and $18)                 -                  (28)             (23)
Unrealized gains on investments (net of tax of $16 and $15)                       -                   78               84

------------------------------------------------------------------------------------------------------------------------------------
                                                                             $ (145)               $ (95)          $ (400)
====================================================================================================================================


30   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

11.  ACCOUNTING FOR FINANCIAL INSTRUMENTS (Note 2(b))

     (a)  Sales and purchases contracts

          The majority of the company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. As a result, the values of the company's concentrate receivables and payables change as the underlying market prices vary. This component of the contracts is an embedded derivative which are recorded at fair value with changes in fair value recorded in revenue or operating costs as appropriate.

     (b)  Contingent gains related to sale of discontinued operation

          Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery in 2004, the company is entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires in 2009. The agreement also provided for additional consideration should certain other benchmarks be met.

          Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the fair market value of the price participation clause in the sale agreement. The new accounting standards for financial instruments require us to mark the price participation portion of the receivable to market at the end of each quarter based on the zinc forward price curve. The net after-tax gain in respect of price participation and other consideration was $5 million in the second quarter. We recorded an after-tax loss of $25 million in respect of these items for the six months ended June 30, 2007.

     (c)  Investments

         -------------------------------------------------------------------------------------------------------------------
                                                                                   Three months ended     Six Months ended
         (IN MILLIONS OF DOLLARS)                               June 30, 2007           June 30, 2007        June 30, 2007
         ===================================================================================================================
                                                             Carrying       Fair            Change in Fair Value
                                                                Value      Value

          Marketable securities (i)                              $362       $362                   $6                    $9
          Fording Canadian Coal Trust (ii)                        144        450                  114                   144
          Fort Hills Energy Limited Partnership (iii)             166          -                    -                     -
          Warrants  (iv)                                           10         10                   (8)                  (14)

         ===================================================================================================================
                                                                 $682       $822                 $112                  $139
         ===================================================================================================================

         (i) Marketable securities are designated as available-for-sale with changes in fair value included in Other Comprehensive Income ("OCI").
         (ii) Our interest in Fording Canadian Coal Trust is an equity investment and changes in fair value are not included in earnings or OCI.
         (iii) The fair value of Fort Hills Energy Limited Partnership cannot be measured reliably as it is not publicly traded. This investment is accounted for using the equity method and any change in fair value is not included in earnings or OCI.
         (iv) Warrants are held for trading and changes in fair value are included in earnings as other income.


31   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

11.  ACCOUNTING FOR FINANCIAL INSTRUMENTS, CONTINUED

     (d)  Long-term debt

         ===================================================================================================================
         (IN MILLIONS OF DOLLARS)                                                                  JUNE 30, 2007
         -------------------------------------------------------------------------------------------------------------------
                                                                                         Carrying Value         Fair Value
         Debt instruments
            6.125% debentures due October 2035                                                     $727               $685
            5.375% debentures due October 2015                                                      316                301
            7.000% debentures due September 2012                                                    210                223
            Antamina senior revolving credit facility                                                99                 99
            Other                                                                                    14                 14

         -------------------------------------------------------------------------------------------------------------------
                                                                                                 $1,366             $1,322
         ===================================================================================================================

         Long-term debt is designated as held to maturity and changes in fair value are not included in regular earnings or other comprehensive income.

     (e)  The company's derivative positions at June 30, 2007 are as follows:

                                                                                                                  Fair Market
                                                             2007          2008         2009         Total              Value
          --------------------------------------------------------------------------------------------------------------------
                                                                                                              (CDN$ MILLIONS)
           GOLD (thousands of ozs)
               Forward sales contracts                         22            44           43           109
               Average price (US$/oz)                         350           350          350           350             $ (37)

               Forward sales contracts                          4             -            -             4
               Average price (C$/oz)                          520             -            -           520                (1)

           US DOLLARS (millions)
               Forward sales contracts (a)                    455             -            -           455
               Average exchange rate                         1.10             -            -          1.10                15

           ZINC (millions of lbs)
               Fixed forward purchase commitments (b)          19             -            -            19
               Average price (US$/lb)                        1.58             -            -          1.58                (1)

           LEAD (millions of lbs)
               Fixed forward purchase commitments (b)           1             1            -             2
               Average price (US$/lb)                        0.92          0.76            -          0.86                 1

           INTEREST RATE SWAP
             Principal Amount         Rate Swapped          Rate Obtained            Maturity Date          Fair Market Value
          --------------------------------------------------------------------------------------------------------------------
           US$100 million             7.00%                 LIBOR plus 2.14%         September 2012                      $ (3)

           Notes:
           (a) From time to time, the company purchases U.S. dollar short-term money market investments. The company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.
           (b) From time to time, certain customers purchase refined metal products at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.


32   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

12.  CONTINGENCIES

     The company considers provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2007, or with respect to future claims, cannot be predicted with certainty.

     (a)  Upper Columbia River Basin (Lake Roosevelt)

          Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) ("TCML"), TCML's Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.A.

          Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and, whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

          On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated ("TCAI"), entered into a Settlement Agreement (the "Agreement") with the U.S. Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribe") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order ("UAO") purporting to compel TCML to conduct the Studies.

          The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

          While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a


33   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

12.  CONTINGENCIES, CONTINUED

     facility occurring in another country. That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court.

     On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association.

     On June 4, 2007, the U.S. Supreme Court requested the Solicitor General to opine on the petition for review on behalf of the Administration. There can be no assurance that the U.S. Supreme Court will agree to hear TCML's appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

     (b)  Investment in oil sands leases

          In June 2007, the company acquired a 50% interest in Lease 14 in Alberta from UTS Energy Corporation based on a value of $1 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, to a maximum of $250 million and a minimum of $150 million. The company has recorded the acquisition at the minimum amount due of $150 million and will record any additional amounts payable on resolution of the contingency.

13.  SEGMENTED INFORMATION

     The company has five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices.

        ----------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended June 30, 2007
                                                     -------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
        ----------------------------------------------------------------------------------------------------------------------
        Segment revenues                                     531             800         45        278          12      1,666
        Less inter-segment revenues                            -           (104)          -          -         (1)       (105)
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                             531             696         45        278          11      1,561

        Operating profit (loss)                              118             556        (4)         79          15        764
        Interest expense                                       -             (2)          -        (1)        (18)        (21)
        Other                                                  -               -        (1)          -        (11)        (12)
        ----------------------------------------------------------------------------------------------------------------------
        Earnings (loss) before taxes                         118             554        (5)         78        (14)        731
           and discontinued operation

        Capital expenditures                                  22              62         10          8          41        143


34   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

13.  SEGMENTED INFORMATION, CONTINUED

        ======================================================================================================================

                                                                          Six months ended June 30, 2007

                                                   ---------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
        ----------------------------------------------------------------------------------------------------------------------
        Segment revenues                                   1,017           1,485         76        512          22      3,112
        Less inter-segment revenues                            -           (209)          -          -         (2)       (211)
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                           1,017           1,276         76        512          20      2,901

        Operating profit (loss)                              238             993        (6)        143          16      1,384
        Interest expense                                       -             (4)          -        (1)        (38)        (43)
        Other                                                  -               -        (5)          -         (6)        (11)
        ----------------------------------------------------------------------------------------------------------------------
        Earnings (loss) before taxes                         238             989       (11)        142        (28)      1,330
           and discontinued operation

        Total assets                                       1,718           3,908        350        602       4,017     10,595

        Capital expenditures                                  45             118         16         13          78        270

        ======================================================================================================================
                                                                         Three months ended June 30, 2006
                                                   ---------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
        ----------------------------------------------------------------------------------------------------------------------
        Segment revenues                                     451             848         37        307         107      1,750
        Less inter-segment revenues                            -           (203)          -          -         (1)       (204)
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                             451             645         37        307         106      1,546

        Operating profit                                     112             655          4        119           4        894
        Interest expense                                       -             (2)          -        (1)        (21)        (24)
        Other                                                  -               -          -          -          17         17
        ----------------------------------------------------------------------------------------------------------------------
        Earnings before taxes                                112             653          4        118           -        887
           and discontinued operation


        Capital expenditures                                  13              22         19          4           4         62

        ======================================================================================================================
                                                                          Six months ended June 30, 2006
                                                  ----------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
        ----------------------------------------------------------------------------------------------------------------------
        Segment revenues                                     814           1,515         74        599         139      3,141
        Less inter-segment revenues                            -           (320)          -          -         (2)       (322)
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                             814           1,195         74        599         137      2,819

        Operating profit                                     183           1,094          8        246        (13)      1,518
        Interest expense                                       -             (5)          -        (1)        (45)        (51)
        Other                                                  -               -          -          -         101        101
        ----------------------------------------------------------------------------------------------------------------------
        Earnings before taxes                                183           1,089          8        245          43      1,568
           and discontinued operation

        Total assets                                       1,514           3,267        383        666       3,624      9,454

        Capital expenditures                                  23              69         26         10           8        136

14.  SEASONALITY OF SALES

     Due to ice conditions, the port serving the Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.


35   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

15.  SUBSEQUENT EVENT

     On July 17, 2007 we made an offer to acquire all of the outstanding common shares of Aur Resources Inc. (Aur), a copper mining company with operations in Canada and Chile. Under the terms of the offer, we have offered $41 in cash or 0.8749 of a Class B subordinate voting share and cash of $0.0001 for each Aur common share, subject to pro ration based on the maximum amount of cash and shares available. The total amount of cash available under the offer is limited to approximately $3.1 billion and the total number of Class B subordinate voting shares available is 21,971,959 shares. Under full pro ration, Aur shareholders would be entitled to receive cash of $30.75 and 0.2187 of a Class B subordinate voting share for each Aur share tendered to the offer.

     The offer is subject to certain conditions, including acceptance by not less than 66?% of the outstanding Aur shares (calculated on a fully-diluted basis) and the underlying support agreement for the offer not being terminated by us or Aur in accordance with its terms. The offer is open for acceptance until August 21, 2007 unless extended or withdrawn by us.




36   TECK COMINCO LIMITED 2007 SECOND QUARTER REPORT